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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                      TO
                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       ADVANTAGE MARKETING SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

               OKLAHOMA                               73-1323256
        (State of incorporation                    (I.R.S. Employer
           or organization)                       Identification No.)

2601 NORTHWEST EXPRESSWAY, SUITE 1210W
       OKLAHOMA CITY, OKLAHOMA                         73112-7293
(Address of principal executive offices)               (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

        Title of each class                  Name of each exchange on which
         to be registered                    each class is to be registered

    Common Stock, $.0001 par value           The Boston Stock Exchange, Inc.


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                                     NONE







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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


     Advantage Marketing Systems, Inc., an Oklahoma corporation (the "Company" or "Registrant"), pursuant to its Certificate of Incorporation, as amended, is authorized to issue up to 500,000,000 shares of capital stock, consisting of 495,000,000 shares of Common Stock, $.0001 par value ("Common Stock"), and 5,000,000 shares of Preferred Stock, $.0001 par value ("Preferred Stock").


     The following description of certain matters relating to the Common Stock, Preferred Stock, 1997-A Warrants and Redeemable Common Stock Purchase Warrants of Registrant is a summary and is qualified in its entire by the provisions of the Registrant's Certificate of Incorporation, as amended, Bylaws, as amended, the Warrant Agreement between Registrant and U.S. Stock Transfer Corp., as amended and restated, and the Unit and Warrant Agreement between Registrant and U.S. Stock Transfer Corp., as amended and restated, which are incorporated filed as an exhibits hereto. See "Item 2. Exhibits."

COMMON STOCK

     The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the shareholders, subject to any rights that holders of Preferred Stock may have. Holders of Common Stock are entitled to one vote per share on matters voted upon by the shareholders. The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors subject to election. In general, a majority vote of shares represented at a meeting of shareholders at which a quorum is present (generally the holders of a majority of the shares entitled to vote, in person or by proxy) is sufficient for all actions that require the vote or concurrence of shareholders, subject to and possibly in connection with the voting rights of the holders of Preferred Stock.

DESCRIPTION OF OTHER SECURITIES OF THE COMPANY

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors of the Company, without further approval of its shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. Management of the Company believes that having such a class of Preferred Stock provides the Company with greater flexibility in financing, acquisitions and other corporate activities. In the the event of any such issuance of Preferred Stock, the holders of Common Stock will not have any preemptive or similar rights to acquire any of such Preferred Stock.

1997-A WARRANTS


     The Company has 337,211 authorized and outstanding 1997-A Warrants. Each 1997-A Warrant entitles the holder to purchase one share of Common Stock at any time after April 16, 1997, and on or before November 6, 2002, for an exercise price of $3.40. The 1997-A Warrants contain provisions that protect the holder thereof against dilution by adjustment of the number of shares of Common Stock or other securities of the Company purchasable upon exercise of the 1997-A Warrants in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events. At any time, upon 30 days' written notice, the
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Company may redeem in whole and not in part, unexercised 1997-A Warrants for
$.0001 per warrant at any time. If any 1997-A Warrants called for redemption are not exercised by such time, such 1997-A Warrants will cease to be exercisable, and the holders thereof will be entitled only to receive the redemption price. All 1997-A Warrants not exercised or redeemed will expire on November 6, 2002. Holders of 1997-A Warrants will not, as such, have any of the rights of shareholders of the Company.

     In certain cases, the sale of securities by the Company upon exercise of 1997-A Warrants could violate the securities laws of the United States, certain states thereof or other jurisdictions. The Company has agreed to use its best efforts to cause a registration statement with respect to such securities under the Securities Act of 1933 (the "1933 Act") to continue to be effective during the term of the 1997-A Warrants and to take such other actions under the laws of various states as may be required to cause the sale of securities upon exercise of 1997-A Warrants to be lawful. However, the Company will not be required to honor the exercise of 1997-A Warrants if, in the opinion of counsel, the sale of securities upon such exercise would be unlawful. In certain cases, the Company may, but is not required to, purchase 1997-A Warrants submitted for exercise for a cash price equal to the difference between the market price of the securities obtainable upon such exercise and the exercise price of such 1997-A Warrants.

     The 1997-A Warrants may be exercised by filling out and signing the appropriate form on the reverse side of the warrant certificate and mailing or delivering the warrant certificate to the Warrant Agent in time to reach the Warrant Agent by the expiration or any redemption date, accompanied by payment in full of the exercise price for the 1997-A Warrants being exercised in United States funds (in cash or by check or bank draft payable to the order of the Company). Common Stock certificates will be issued as soon as practicable after exercise and payment of the exercise price as described above.

     The 1997-A Warrants contain provisions that protect the holder thereof against dilution by adjustment of the number of shares of Common Stock or other securities of the Company purchasable upon exercise of the 1997-A Warrants in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events.


REDEEMABLE COMMON STOCK PURCHASE WARRANTS


     The Company has 1,625,000 authorized Redeemable Common Stock Purchase Warrants (the "Warrants") of which 1,495,000 are outstanding and 130,000 have been reserved for issuance upon exercise of warrants held by Paulson Investment Company, Inc. and Joseph Charles & Assoc., Inc. Each Warrant entitles the holder to purchase one share of Common Stock at any time on or before November 6, 2002, unless previously redeemed, upon payment of the exercise price of $3.40. The number and kind of securities or other property for which the Warrants are exercisable are subject to adjustments in certain events, such as mergers, reorganizations or stock splits, to prevent dilution. Unless previously redeemed, the Warrants are exercisable on or before 5:00 p.m., New York City time on November 6, 2002, and then only in the event (i) a current prospectus under the 1933 Act relating to the shares of Common Stock issuable upon exercise of the Warrants is then in effect and (ii) such Common Stock is qualified for sale or exemption from qualification under the applicable securities laws of the state in which each holder exercising the Warrants resides.


     The Warrants are subject to redemption at any time by the Company, on not less than 30 days' prior written notice, at a price of $0.25 per Warrant, after the Separation Date and only after the closing sale price per share of the Common Stock as reported on the Nasdaq Smallcap Market, for a period of 20 consecutive trading days, has been at or above 200 percent of the exercise price, as adjusted, of the Warrants. Holders of Warrants will automatically forfeit their rights to purchase the shares of Common Stock or other securities or property issuable and deliverable upon exercise of the Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding Warrants must be redeemed if any are redeemed. A notice of redemption shall be mailed to the registered holder of the Warrants by first class mail, postage prepaid, within five business days after the Company determines to exercise its right of redemption, but not less than 30 days before the dated fixed for redemption. The notice of redemption shall specify the per Warrant redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. New York City time on the business day immediately preceding the date fixed for redemption. The Warrants will only be redeemable if, on the date Warrants are called for redemption, there is an effective registration statement and current prospectus covering the shares of Common Stock or other securities issuable upon exercise of the Warrants.

     The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to 5:00 p.m. New York City time on November 6, 2002 or, if the Warrants are called for redemption, the business day prior to the redemption date, as explained above, at the offices of the Company's warrant agent (the "Warrant Agent") with the subscription on the reverse side of the certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of Warrants being exercised.


     In certain cases, the sale of securities by the Company upon exercise of the Warrants could violate the securities laws of the United States, certain states or other jurisdictions. The Company has agreed to maintain an effective registration statement under the 1933 Act at its expense with respect to the securities underlying the Warrant (and, if necessary, to allow their public resale without restriction) at all times during the period in which the Warrants are exercisable. The Company will use its best efforts, and to take such action under the laws of various states, as may be required to cause the sale of the securities underlying the Warrants upon their exercise of the Warrants, if in the opinion of counsel, the sale of securities upon such exercise would be unlawful. In certain cases, the Company may, but is not required to, purchase the Warrants submitted for exercise for a cash price equal to the difference between the market price of the securities obtainable upon such exercise and the exercise price of such Warrants.


     The Warrants contain provisions that protect the holder thereof against dilution by adjustment of the number of shares of Common Stock or other securities of the Company purchasable upon exercise of the Warrants in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events.


     The Company is not required to issue fractional shares of Common Stock and, in lieu thereof, will make a cash payment based upon the current market value of such shares. The holders of the Warrants will not possess any rights as shareholders of the Company unless and until the holders exercise the Warrants and then only as a holder of the Common Stock.

TRANSFER AGENT AND WARRANT AGENT


     U.S. Stock Transfer Corp. is the transfer agent for the Common Stock and the Warrant Agent for the 1997-A Warrants and the Warrants, whose address is 1745 Gardena Avenue, Suite 200, Glendale, California 91204-2991.

SHAREHOLDER ACTION

     Pursuant to the amended Certificate of Incorporation and the Bylaws of the Company, with respect to any act or action required of or by the holders of Common Stock of the Company, the affirmative vote of the holders of a majority of the issued and outstanding shares of the Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided in its Bylaws or in the Certificate of Incorporation or the Oklahoma General Corporation Act.

     Pursuant to the Oklahoma General Corporation Act, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of the capital stock of the Company entitled to vote thereon been present at a meeting. The Company is required to provide prompt notice of any corporate action taken without a meeting to those shareholders who have not consented in writing to such

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corporate action.  At any time that the Company has 1,000 or more shareholders of record, pursuant to the Oklahoma General Corporation Act, any act or action required of or by the holders of the Company's capital stock entitled to vote thereon may only be taken pursuant to unanimous affirmative written consent of the shareholders.

ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and Bylaws of the Company, as amended, and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description below relating to provisions of the Certificate of Incorporation and the Bylaws of the Company is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company.
See "Item 2.  Exhibits."

     CLASSIFIED BOARD OF DIRECTORS

     The Bylaws of the Company provide that the Board of Directors shall be comprised of three classes of directors, each class constituting approximately one-third of the total number of directors with each class serving staggered three-year terms. The classification of the directors makes it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified board of directors will help ensure continuity and stability of the Company's management and policies.

     The classification provision may also have the effect of discouraging a third-party from accumulating large blocks of the Common Stock of the Company or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     PREFERRED STOCK

     The Certificate of Incorporation of the Company authorizes the issuance of Preferred Stock in classes, and the Board of Directors of the Company to set and determine the voting rights, redemption rights, conversion rights and other rights relating to each such class of Preferred Stock. In some circumstances, the Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

     OKLAHOMA ANTI-TAKEOVER STATUTES

     The Company will be subject to Section 1090.3 and Sections 1145 through 1155 of the Oklahoma General Corporation Act.

     Subject to certain exceptions, Section 1090.3 of the Oklahoma General Corporation Act prohibits a publicly-held Oklahoma corporation from engaging in a "business combination" with an "interested

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shareholder" for a period of three years after the date of the transaction in which such person became an interested shareholder, unless the interested shareholder attained such status with approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15 percent or more of the corporation's voting stock.

     In general, Sections 1145 through 1155 of the Oklahoma General Corporation Act provide that shares ("interested shares") of voting stock acquired (within the meaning of a "control share acquisition") become nonvoting stock for a period of three years following such control share acquisition, unless a majority of the holders of non-interested shares approve a resolution reinstating the interested shares with the same voting rights that such shares had before such interested shares became control shares. Any person ("acquiring person") who proposes to make a control share acquisition may, at the person's election, and any acquiring person who has made a control share acquisition is required to, deliver an acquiring person statement to the corporation disclosing certain prescribed information regarding the acquisition. The corporation is required to present to the next annual meeting of the shareholders the reinstatement of voting rights with respect to the control shares that resulted in the control share acquisition, unless the acquiring person requests a special meeting of shareholders for such purpose and undertakes to pay the costs and expenses of such special meeting. In the event voting rights of control shares acquired in a control share acquisition are reinstated in full and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the corporation have dissenters' rights entitling them to receive the fair value of their shares which will not be less than the highest price paid per share by the acquiring person in the control share acquisition.

     A "control share acquisition" includes the acquisition by any person (including persons acting as a group) of ownership of, or the power to direct the exercise of voting power with respect to, control shares (generally shares having more than 20 percent of all voting power in the election of directors of a publicly held corporation), subject to certain exceptions including (i) an acquisition pursuant to an agreement of merger, consolidation, or share acquisition to which the corporation is a party and is effected in compliance with certain Sections of the Oklahoma General Corporation Act, (ii) an acquisition by a person of additional shares within the range of voting power for which such person has received approval pursuant to a resolution by the majority of the holders of non-interested shares, (iii) an increase in voting power resulting from any action taken by the corporation, provided the person whose voting power is thereby affected is not an affiliate of the corporation,
(iv) an acquisition pursuant to proxy solicitation under and in accordance with the Securities Exchange Act of 1934, as amended, or the laws of Oklahoma, and
(v) an acquisition from any person whose previous acquisition of shares did not constitute a control share acquisition, provided the acquisition does not result in the acquiring person holding voting power within a higher range of voting power than that of the person from whom the control shares were acquired.

     The anti-takeover provisions of the Oklahoma General Corporation Act may have the effect of discouraging a third party from acquiring large blocks of the Common Stock of the Company within a short period or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders.

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ITEM 2.  EXHIBITS

     1.1 Copy of certificate of Common Stock of Registrant is incorporated by reference to Exhibit 4.1 of the Registration Statement on Form SB-2 (Registration No. 33-80629) filed with the Commission on December 18, 1995.


     1.2 Form of certificate of the 1997-A Warrants is incorporated by reference to Exhibit 1.2 of Amendment No. 2 of the Registration Statement on Form 8-A as filed with the Commission on January 13, 1998.

     1.3 Form of certificate of Redeemable Common Stock Purchase of Registrant is incorporated by reference to Exhibit 4.8 of Amendment No. 1 to the Registration Statement on form SB-2 (Registration No. 333-34885) as filed with the Commission on October 20, 1997.

     2.1 Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2 (Registration No. 33-80629) filed with the Commission on December 18, 1995.

     2.2 Bylaws of Registrant (as amended and restated) are incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2 (Registration No. 33-80629) filed with the Commission on December 18, 1995.


     2.3 The Warrant Agreement between the Registrant and U.S. Stock Transfer Corp., as amended and restated on January 8, 1998 is incorporated by reference to Exhibit 2.3 of Amendment No. 2 to Form 8-A Registration Statement as filed with the Commission on January 13, 1998.


     2.4 The Unit and Warrant Agreement between Registrant and U.S. Stock Transfer Corp., as amended and restated on January 8, 1998 is incorporated by reference to Exhibit 2.3 of Amendment No. 1 to Form 8-A Registration Statement as filed with the Commission on January 15, is 1998.

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 30th day of January, 1998.

                                             ADVANTAGE MARKETING SYSTEMS, INC.

                                             By: /s/ ROGER P. BARESEL
                                                 -----------------------------
                                                 Roger P. Baresel, President